

July 20, 2021

Robert D. Reid
Chief Executive Officer
Supernova Partners Acquisition Company, Inc.
4301 50th Street NW
Suite 300, PMB 1044
Washington, D.C. 20016

> **Re: Supernova Partners Acquisition Company, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-4**
> **Response dated July 14, 2021**
> **File No. 333-255079**

Dear Mr. Reid:

We have reviewed your supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 11, 2021 letter.

Registration Statement on Form S-4

Certain Relationships and Related Person Transactions , page 278

1. Please revise to disclose the basis on which the person is a related person. See Item 404(a)(1) of Regulation S-K.

General

2. We note your response and proposed changes in response to prior comment 3 regarding your long term projected contribution margins. Please advise us what years' (e.g., 2023, 2024, etc.) margins are presented as 5.5% on the left and 6% to 8% on the right of the dotted line on page 14 of the investor presentation. Please also clarify for us how

"illustrative" margins for future periods are distinct from "forecasted" margins for future periods. Please advise us of the company's reasonable basis for the projections, including material assumptions used to arrive at the forecasted or illustrated margins. Refer to Item 10(b)(2) of Regulation S-K for guidance.

You may contact Isaac Esquivel at 202-551-3395 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-32699 or James Lopez at 202-551-3536 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Jonathan Corsico, Esq.